Exhibit 4.8

Amendment and Supplement
to a Lease Agreement

This agreement is made and entered into by and between

Frau Karin Kubat
wohnhaft / resident:
Filsstrasse 3
73326 Deggingen
(im folgenden / hereinafter “Vermieterin / Lessor”)

and

Kubatronik-Leiterplatten GmbH
Karl-Benz-StraBe 13
73312 Geislingen
(im folgenden / hereinafter “Mieter / Lessee”)

Preamble

(1)	On 20 December 2000, the parties entered into a lease agreement regarding the real estate and premises at 73312 Geislingen, Karl-Benz-Strasse 13 (hereinafter the “Original Agreement”).

Lease Agreement	page 2 of 10

(2)
EN-Eltek Netherlands 2002 B.V. with its registered office in Amsterdam, Netherlands, intends to purchase shares in the Lessee. The purchase of said shares is subject to the amendment and supplement of the Original Agreement according to the terms and conditions of this agreement.

Therefore, the parties agree as follows:

Sec. 1
Duration of Lease

Sec. 2 para. 1 of the Original Agreement shall be revised as follows:

“The lease shall start on January 1, 2001.

It is concluded for a term expiring on June 30, 2008 (the “Original Term”).

Lessee shall have an option right, for a prolongation of another four years, which has to be exercised by registered letter six months before the end of the Original Term.

Without derogating from the above The lease period shall automatically be extended for a term of one year unless terminated: (1) by the Lessor with 2 years’ written notice, sent by registered mail to Lessee or (2) by the Lessee with 6 months’ written notice sent by registered mail to the Lessor.”

Lease Agreement	page 3 of 10

Sec. 2
Dangerous Waste

(1)
Dangerous waste as provided for in this agreement shall be dangerous waste in a narrower sense according to Sec. 2 para.5 Federal Soil Protection Act (“BBodSchG”), i.e. deposits and former locations, as well as other harmful modifications of the soil, the ground air and / or the ground water and / or buildings and parts of buildings which may trigger dangers, crucial disadvantages or other strains or annoyance for the individual or the general public.

(2)
If the Lessee incurred or suffered any costs or damages under administrative or civil law to decontamination measures and / or examination and security measures especially according to the BBodSchG due to dangerous waste in the sense of this agreement, the Lessor shall fully indemnify the Lessee from costs, expenses and damages incurred by such demands and / or to compensate any loss arising therefrom.

Lease Agreement	page 4 of 10

(3)
The Lessor shall be obliged to fully pay the costs of a possibly necessary clean up of the leased real estate (costs of reconaissance, redevelopment, surveillance, etc.) as well as to immediately execute upon written notice any actions ordered by government authorities against the Lessee or its legal successor, except such actions that can only be executed by the Lessee, regardless of their binding legal effect, on its own account. The Lessor shall only be entitled to request the Lessee to file an appeal against such request, if at the same time the Lessor declares to bear the costs incurred by the appeal.

(4)
The Lessee shall inform the Lessor about the necessary measures required according to par. 2 and 3 above immediately after it became aware of such measures Lessee shall make its best efforts to choose the cheapest offer which matches the required measures taking under consideration the urgency of the measures.

Lease Agreement	page 5 of 10

Sec. 3
Structural Amendments

(1)	There is a possibility to enlarge the premises situated on the real estate by app. 300 square meters.

(2)
Subject to any building restriction applicable to the leased real estate or the leased premises, the Lessor undertakes to extend and / or to enlarge the existing premises or to build further premises at the request and in accordance with the requirements of the Lessee.

(3)
All expenses arising in connection with the abovementioned enlargement shall be borne by the Lessor other than the expenses with regard to internal improvements, which are not structural (e.g. air-condition, aeration and de-aeration, etc.) and shall be made by Lessee at its expense. As long as such improvements are not permanently attached to the premises it shall be and shall remain in the sole ownership of the Lessee.

(4)	Sec. 5 par. 2 of the Original Agreement shall not apply to measures mentioned in par. 2.

Lease Agreement	page 6 of 10

(5)
The obligation of the Lessor pursuant to par. 2 is subject to the condition that the parties agree to an adequate adjustment of the rent fee. Regardless of the kind of finance, the rent fee shall be calculated on a basis of customary amortization and the interest expenses, customary in the longest loan period possible, with regard to the amount that was invested to extend and / or to enlarge the existing premises or to build further premises.

(6)
In the event the Lessor definitively refuses to fulfill her obligations pursuant to par. 2, the Lessee shall be entitled to terminate the Agreement without notice. In this regard, sec. 3 par. 6 of the Original Agreement (liability of the Lessee in case of termination without notice) shall not be applicable.

Lease Agreement	page 7 of 10

Sec. 4 Insurances

Sec. 10 of the Original Agreement shall be amended by the following par. 5:

“Lessor shall be obliged to enter into all insurance agreements required by law as well as an insurance on buildings against natural disasters. All costs and expenses incurred in connection with these insurance contracts and their signing are borne by Lessor. Lessor is obliged to evidence the existence of the insurances visà-vis Lessee by presentation of the respective documents at the beginning of each calendar year. In case that Lessor fails to honor her aforementioned obligation in spite of a request to do so, Lessee is entitled in case of contingency to enter into the above mentioned insurance agreements at the expense of Lessor. The Lessee shall have the right to set off the costs incurred by these insurance agreements against the rent.”

Lease Agreement	page 8 of 10

Sec. 5 Original Agreement

Unless otherwise stipulated in this agreement, the terms and conditions of the Original Agreement shall not be affected by this agreement.

Sec. 6 Miscellaneous

(1)	This Agreement shall be governed by the laws of the Federal Republic of Germany.

(2)	This agreement has been drafted both in German and English language. In case of any ambiguities, the German version shall prevail.

(3)	Amendments require the written form, unless other form such as notarisation is required by law. This shall also apply to an amendment of this clause.

Lease Agreement	page 9 of 10

(4)
In case single provisions of this agreement are invalid or not enforceable, the further parts as a whole shall remain effective. The invalid or unenforceable provision shall be replaced by the parties by such provisions which permissibly come nearest to the economic effect intended by the invalid or unexecutable provisions.

(5)	The place of jurisdiction for all disputes resulting from this agreement or regarding the existence of this agreement shall - to the extent legally permissible - be Geislingen.

	,	this	7.06.2002

Karin Kubat

	,	this	7.06.2002

on behalf of Kubatronik-Leiterplatten GmbH:

Alois Kubat